Mail Stop 3720

May 10, 2007

Mr. Robert M. Budd
President and Chief Executive Officer
Next Inc.
7625 Hamilton Park Drive
Suite 12
Chattanooga, TN 37421

>   **RE: Next, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **File No. 000-25247**

Dear Mr. Budd:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents.   In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. Please be as detailed as necessary in your response.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operation

Operating and Other Expenses

1.   We note from your disclosure that freight charges are classified within operations
        expenses as opposed to cost of sales. Please clarify whether these are inbound
        freight charges or otherwise related to inventory, and if so, explain how your
        policy complies with Chapter 4, Statement 3 of ARB 43.

Consolidated Statements of Changes in Stockholders' Equity

2.   Tell us your basis for recording the following items as capital transactions rather than expense:

- Cash paid to outside professionals as a debit to APIC;
- Amortization of fees paid to outside professionals for financing.

Include reference to any authoritative literature used as guidance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director